Mail Stop 3720

January 18, 2007

Mr. Gary C. Butler
President and Chief Executive Officer
Automatic Data Processing, Inc.
2 Journal Square Plaza
Jersey City, NJ 07306

> **Re: BSG LLC**
> **Registration Statement on Form 10**
> **Filed December 19, 2006**
> **File No. 1-33220**

Dear Mr. Butler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all exhibits, such as the separation and distribution agreements, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Exhibit 99.1 Information Statement

General

2.   We note a number of blank spaces throughout your information statement
        including, but not limited to, expected amounts payable to ADP and beneficial
        ownership amounts. Please include this disclosure in your revised information
        statement as soon as practicable. Note that we may have additional comments
        once you have provided this disclosure.

Summary, page 1

3.   Please revise to provide more balance to this section by disclosing potential key
        negative factors about your business, including, but not limited to, the following:
        you will depend upon ADP for various aspects of your operations after the spin-
        off; you have never existed as a stand-alone or public entity; your historical
        financials are not indicative of your future financial results as a stand-alone entity
        for various reasons, including increased cost of capital, decreased bargaining
        power, increased costs associated with being a public company, etc.; the
        regulatory environment in which you operate is changing and this could adversely
        affect you; your debt load, and related financing expenses, will significantly
        increase due to the $800 million credit facility you will enter into solely for the
        purpose of paying an $800 million cash dividend to ADP.

Risk Factors, page 10

Future consolidation in the financial services industry…., page 10

4.   Please highlight the fact that you recently lost a large client due to an acquisition
        and quantify the impact this will have on your revenues.

As part of the separation from ADP…., page 20

5.   Please quantify the amount of debt you will incur prior to the distribution and
        indicate how the debt will be used.

Distribution, page 27

Reasons for the Distribution, page 27

6.   Please provide more detail as to why the ADP board believes that the spin-off is
        in the best interests of ADP's shareholders, including how the board considered
        the detriments as well as the benefits of the spin-off to BSG (as opposed to ADP).
        For example, discuss what consideration the board gave to the fact that BSG will
        be incurring debt that will be used to pay ADP a cash dividend rather than

advance ADP's business. Discuss how the board considered the impact of BSG's additional debt load on its ability to establish itself as a separate company and advance its business goals.

7.   Please expand upon ADP's strategic decision to separate its Brokerage Services Business from its Retained Businesses. In doing so, explain BSG's growth characteristics and how they differ from ADP's other businesses. To the extent known, explain the reasons why the Brokerage Services Business has competed disproportionately for ADP's capital and for senior management's time and attention.

Dividend Policy, page 31

8.   Significantly expand your discussion of the various factors that would determine the decision to declare dividends. Among your revisions, discuss the extent to which debt agreements affect your ability to pay, and the amount of, the dividend. Briefly describe the "legal requirements" and "regulatory constraints" that restrict your ability to pay dividends. If possible, please quantify the amount and timing of the dividends you intend to distribute or provide a discussion of the formula, method, and/or factors you will use to arrive at this amount.

Unaudited Pro Forma Combined Financial Statements, page 32

Unaudited Pro Forma Combined Statement of Earnings for the Year Ended June 30, 2006, page 34

Notes to Unaudited Pro Forma Financial Statements, page 37

9.   Please revise note (c) to indicate the amount of estimated costs associated with each category represented by subparts (i) through (v).

10.   Please revise note (c) to provide more specific detail about the material assumptions used to determine the estimated costs presented in subparts (i) through (v). For example, in subpart (i) you should consider specifying the number of additional staff you require to operate as a stand-alone entity and an estimated average salary used to calculate this pro forma adjustment. Further, you should consider in subparts (iii) and (v) providing the capital expense assumptions used to determine increased depreciation. Please provide enough information for a reader of your financial statements to understand the assumptions underlying your future cost estimates. To the extent you are unable to quantify these costs (see comment below), also include a discussion of the material assumptions used to determine them in the MD&A section so that readers might have a better appreciation for your expected costs on a stand-alone basis.

Management's Discussion and Analysis, page 40

Overview

11.   Notwithstanding the discussion under "Factors Affecting Comparability of
        Financial Results," please expand the "Overview" section by addressing the most
        significant business challenges that management expects to encounter over the
        next year and beyond as well as the known trends, risks, or uncertainties that may
        affect your financial condition. Challenges that should be discussed include the
        transition from being a wholly-owned subsidiary to a publicly-traded company
        (including quantifying the increased costs associated with being a public
        company), the impact of your additional debt, your planned growth initiatives and
        restrictions on the same as a result of regulatory oversight and/or financing
        covenants, and the time, expense and uncertainty associated with marketing your
        new name and separate corporate existence.

Critical Accounting Policies, page 43

12.   We refer to your critical accounting policy "Revenue Recognition." This
        disclosure is almost identical to your accounting policy disclosed in Note 2(B) to
        your financial statements on page F-10, and it is not clear why you believe your
        revenue recognition policies involve significant estimates, judgments and
        assumptions by management. Rather than describing the method used to apply an
        accounting principle, the discussion of your critical accounting estimates should
        present an analysis of the uncertainties involved in applying a principle at a given
        time or the variability that is reasonably likely to result from its application over
        time. Revise to clarify why the accounting estimates and assumptions associated
        with revenue recognition bear a risk of change and discuss how you arrived at the
        estimates used, how accurate the estimates and assumptions have been in the past,
        how much the estimates and assumptions have changed in the past, and whether
        they are reasonably likely to change in the future. This discussion should include
        material quantitative information and sensitivity analysis. You should also
        consider limiting your discussion of critical accounting estimates to only the most
        critical so as not to obscure the truly critical ones.

13.   It appears that the estimates and assumptions used to determine and account for
        goodwill, income taxes and stock-based compensation may be material to your
        company. Revise to include sensitivity analysis and other quantitative
        information that would be useful to an investor. You should address the questions
        that arise once the critical accounting estimate or assumption has been identified,
        by analyzing, to the extent material, such factors as how you arrived at the
        estimates used, how accurate the estimates and assumptions have been in the past,
        how much the estimates and assumptions have changed in the past, and whether
        they are reasonably likely to change in the future. For additional guidance, refer
        to Item 303 of Regulation S-K as well as section V of the Commission's

Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations – Analysis of Combined Operations, page 45

14.   Please disclose the reasons for the material changes to Total Expenses for all applicable periods. This disclosure should address each component expense deemed material and the underlying reasons for the changes, e.g., cost of net revenues, SG&A, and other expenses, net.

15.   Please include a discussion of net earnings for all applicable periods.

Results of Operations – Analysis of Segment Results, page 49

16.   Provide detail as to the effect of new business on each segment during the periods being presented.

Financial Condition, Liquidity and Capital Resources, page 54

17.   Under "Cash Flows," please address the reasons for the increase in receivables. Please also disclose the reasons for the significant decrease in distributions to ADP for the three months ended September 30, 2006 versus 2005.

18.   Under "New Credit Facility," discuss management's reasons for the dividend payment to ADP being made in connection with the spin-off. Explain how the amount of the payment was determined. Disclose the terms of the new credit facility and file the agreement as an exhibit.

19.   Please include a discussion of all material existing debt obligations and related liabilities. File the same as exhibits.

20.   Include interest payments in the table of contractual obligations.

Risks relating to our Business, page 56

21.   We note your statement that your revenues are "concentrated." Discuss whether you have been successful in increasing the volume of business from your repeat customers.

22.   As a result of the amendments to the proxy rules set to go in effect July 1, 2007, you indicate that you are not able to predict the "net effect" of these changes on your Investor Communications Solutions business. However, your disclosure indicates that you expect the volume of bulk mailings to decline. Even if some

shareholders elect to continue to receive paper copies, clarify why you are not able to predict the "net effect" of the changes when it appears that the volume of mailings will decline. For example, is it because the cost involved with bulk mailings is less than individual mailings?

Business, page 59

23.   Reference is made to the TowerGroup, Celent, and Aite Group reports on page 63. We presume that these reports are publicly available and/or available for a nominal fee. Please confirm and provide us with copies of the reports highlighting the selected text.

Management, page 79

24.   Please file all material employment and related agreements that you plan to enter into with senior management.

Our Relationship With ADP, page 91

25.   Please disclose how you will ensure that the various agreements you plan to enter into with ADP will be at "arms length." With respect to the Transition Services Agreement, elaborate on the finance and financial operations services that will be provided and the term of the agreement.

Principal Stockholders, page 96

26.   Please update the beneficial ownership amounts to the most recent practicable date.

27.   If known, please disclose the control person(s) for Capital Research and Management Company.

Financial Statements

Brokerage Services Business of ADP, Inc.

Combined Financial Statements for the Years Ended June 30, 2006, 2005 and 2004

Statements of Group Equity, page F-5

28.   Please revise to discuss the financing arrangements between ADP and the Brokerage Services Division along with an analysis of the intercompany accounts as described in Question 4 of SAB Topic 1B for the activity reflected in the line item "net contributions from (distributions to) parent" shown in the Combined

Statements of Group Equity as presented on page F-5. Please be sure to include information regarding the payment of taxes by ADP on your behalf as well as the transfer of equipment and licenses to ADP as discussed on page F-41.

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

29.   Disclose why the financial statements of the registrant, BSG LLC, have been omitted, and include a statement to explain that BSG LLC has not commenced operations and has no, or nominal, assets or liabilities. Please also discuss any contingent liabilities and commitments of the registrant in sufficient detail.

A. Proposed Spin-off, page F-7

30.   It appears to us that the Brokerage Services Division that is being spun off by ADP is made up of more than ADP's reportable segment entitled, "Brokerage Services." Please revise to clarify which of ADP's segments are included in the "Brokerage Services Division" spin-off.

C. Basis of Preparation, page F-7

31.   In Management's Discussion found on page 42, you state that as a separate entity, you will pay ADP for certain services that were historically performed on your behalf at no separate cost. However, in Note C you indicate that the financial statements include costs for facilities, functions and services directly charged to you from ADP, such as payroll processing. It is not clear to us if you have included all of the costs of doing business in the combined, audited financial statements of BSG. SAB Topic 1B states that all costs of doing business should be reflected in your financial statements. Please clarify and tell us how you have complied with question 1 of SAB Topic 1B.1.

32.   On page F-8, you state that the expenses allocated to the company for certain services are not necessarily indicative of the expenses that would have been incurred if the company had been a separate, independent entity and had otherwise managed these functions. Also on page 42 of MD&A, you indicate that the historical allocation of ADP's expenses to you may be significantly less than the actual costs you will incur as an independent company. Question 2 of SAB Topic 1B.1 further clarifies that you should include footnote disclosure of management's estimate of what the expenses would have been if the company had operated on a stand alone basis, if practicable and material. Based on the adjustments presented in note (c) to your pro forma financial statements as described on page 37, it seems that it would be practicable for you to quantify and disclose the difference between operating the company as a subsidiary of ADP

and as a stand-alone entity. Please revise to include the disclosures required by question 2 of SAB Topic 1B.1.

Overhead Expenses, page F-9

33.   Expand your disclosure to clarify how ADP determined your "usage" of its IT support systems, in order to calculate your periodic allocation. Further, please also revise the disclosure in "Other services" at the bottom of F-9 to similarly clarify how "usage" was determined in order to calculate your periodic cost allocation for use of ADP's IT software.

Revenue Recognition, Securities Processing Solutions, page F-10

34.   We note that up-front implementation fees are deferred and recognized over the service term of the contract. In accordance with SAB Topic 13A3.f, the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee. Please revise to clarify if the customer relationship period extends beyond the initial contractual period.

Note 10. Goodwill and Intangible Assets, net, page F-18

35.   We note that you allocated $80 million of goodwill to the Securities Processing Solutions segment and $44 million to the Securities Clearing segment upon acquisition of the U.S. Clearing and Broker-Dealer Services divisions of Bank of America Corporation, based upon your assumption that the Securities Processing Solutions segment was expected to benefit from a significant portion of synergies from the transaction. Tell us why the purchase price adjustment of $15.4 million payment from the seller was applied solely to the Securities Clearing segment.

*   *   *   *

Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at 202-551-3389, or me, at 202-551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via facsimile*
        Raphael M. Russo
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Fax (212) 373-2077

Mr. Gary C. Butler
Automatic Data Processing, Inc.
January 18, 2007
p. 10